Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

02042325

DATE: 2 July 2002
EXEMPTION #82-4295

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

02 JUL -2 AM 12:12

By Fax: 1 202 942 9624 **2 pages only**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Extraordinary General Meeting dated 2 July 2002

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Yours faithfully

[signature]

M P WRIGHT
Executive Director

dlw 7/2

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

2 July 2002

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

By Facsimile: 1300 300 021 **1 page only**

Dear Sir

Extraordinary General Meeting – 2 July 2002

In relation to the above, we hereby advise that the ordinary resolution put to the meeting was duly passed.

Yours faithfully

MICHAEL WRIGHT
Executive Director

Exec\corp\asx\alldocs\commout\annjul02